Exhibit 99.1
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
This circular is not an offer to sell or the solicitation of an offer to buy any securities and neither this circular nor anything herein forms the basis for any contract or commitment whatsoever.
If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.
If you have sold all your shares in Brilliance China Automotive Holdings Limited, you should at once hand this circular, together with the enclosed form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.
The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
ADJUSTMENT OF CONVERSION PRICE OF
US$182,678,000
ZERO COUPON GUARANTEED CONVERTIBLE BONDS DUE 2011
The notice convening a special general meeting of Brilliance China Automotive Holdings Limited to be held at Victoria Room I, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Monday, 21 April 2008 at 4:00 p.m. is set out on pages 8 to 10 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not later than 48 hours before the time appointed for holding the special general meeting. Completion and return of the form of proxy shall not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so desire.
20 March 2008
* for identification purposes only

CONTENTS

Page

Definitions	1

Letter from the Board	4

Notice of Special General Meeting	8

- i -

DEFINITIONS
In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“2005 General Mandate”	the general mandate granted by the Shareholders to the Directors with respect to the issuance of not more than 733,678,180 Shares in the annual general meeting of the Company held on 24 June 2005

“Additional Conversion Shares”	the 191,810,365 Conversion Shares, being the number of Conversion Shares issuable by the Company upon full conversion of the Convertible Bonds based on the Adjusted Conversion Price in addition to the number of Conversion Shares issuable by the Company upon full conversion of the Convertible Bonds based on the Previous Conversion Price

“Adjusted Conversion Price”	HK$1.53 per Share, the Conversion Price immediately after the Adjustment

“Adjustment”	the adjustment of the Conversion Price from the Previous Conversion Price to the Adjusted Conversion Price with effect from the Reset Date

“Average Market Price”	the average of the closing prices of the Shares on the Stock Exchange for 20 consecutive Trading Days immediately prior to the Reset Date

“Bondholder(s)”	holder(s) of the Convertible Bonds from time to time

“Cash Settlement Amount”	the product of (a) the number of Shares otherwise deliverable upon exercise of the Conversion Right in respect of the Convertible Bonds, and in respect of which the Issuer has elected the Cash Settlement Option; and (b) the average closing price of the Shares for each day during the 10 consecutive Trading Days immediately following and excluding the day of exercise of the Cash Settlement Option

“Cash Settlement Option”	the option exercisable by the Issuer to pay to the relevant Bondholder an amount equal to the Cash Settlement Amount in lieu of issuance of Conversion Shares to satisfy the relevant Conversion Right

DEFINITIONS

“Company”	Brilliance China Automotive Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange

“Conversion Price”	the price at which Shares will be issued upon conversion of the Convertible Bonds

“Conversion Right”	the right of a Bondholder to convert any Convertible Bonds into Shares

“Conversion Shares”	Shares to be allotted and issued by the Company upon conversion of the Convertible Bonds

“Convertible Bonds”	the zero coupon guaranteed convertible bonds due 2011 in an aggregate principal amount of US$182,678,000 issued by the Issuer on 7 June 2006

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Issuer”	Brilliance China Finance Limited (formerly known as Goldcosmos Investments Limited), a wholly-owned subsidiary of the Company and incorporated in the British Virgin Islands

“Latest Practicable Date”	17 March 2008 being the latest practicable date prior to the printing of this circular

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Previous Conversion Price”	HK$1.93 per Share, the Conversion Price immediately prior to the Adjustment

“Reset Date”	10 March 2008

DEFINITIONS

“SGM”	the special general meeting of the Company to be convened at Victoria Room I, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Monday, 21 April 2008 at 4:00 p.m. to approve and grant a specific mandate for the issuance of Additional Conversion Shares pursuant to the exercise of the Conversion Rights based on the Adjusted Conversion Price

“Share(s)”	ordinary share(s) of par value US$0.01 each in the capital of the Company

“Shareholder(s)”	holder(s) of the Share(s)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Trading Day”	a day on which the Stock Exchange is open for trading

“US$”	United States dollars, the lawful currency of United States of America and for the purpose of this circular, United States dollars are translated into Hong Kong dollars at the fixed rate of US$1 = HK$7.7513

“%”	per cent.

LETTER FROM THE BOARD
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)

Directors:	Registered office:

Executive Directors: Mr. Wu Xiao An (also known as Ng Siu On) (Chairman) Mr. Qi Yumin (Chief Executive Officer) Mr. He Guohua Mr. Wang Shiping Mr. Lei Xiaoyang	Canon’s Court 22 Victoria Street Hamilton HM12 Bermuda Head office and principal place of business:

Independent non-executive Directors: Mr. Xu Bingjin Mr. Song Jian Mr. Jiang Bo	Suites 1602-05 Chater House 8 Connaught Road Central Hong Kong

20 March 2008
To the Shareholders
ADJUSTMENT OF CONVERSION PRICE OF
US$182,678,000
ZERO COUPON GUARANTEED CONVERTIBLE BONDS DUE 2011
Dear Sir or Madam
The Issuer issued the Convertible Bonds on 7 June 2006 in an aggregate principal amount of US$182,678,000 convertible into Conversion Shares. The Convertible Bonds are listed on Singapore Exchange Securities Trading Limited.
The terms of the Convertible Bonds provide that if Average Market Price immediately prior to the Reset Date is less than the Conversion Price on the Reset Date, the Conversion Price shall be adjusted to the Average Market Price with effect from the Reset Date, provided that the adjusted Conversion Price shall not be less than 75% of the Conversion Price prevailing

LETTER FROM THE BOARD
on the Reset Date.
The Directors announced on 7 March 2008 that the Average Market Price has been determined as the Adjusted Conversion Price and therefore the Adjustment is made to the Previous Conversion Price. Apart from the Adjustment, there is no change in the terms of the Convertible Bonds.
An application will be made to the Stock Exchange for the listing of, and permission to deal in, the Additional Conversion Shares.
The purpose of this circular is to provide you with the details in relation to the Adjustment and the issuance of the Additional Conversion Shares and to give you notice of the SGM.
EFFECT ON THE SHARE CAPITAL
As at the Latest Practicable Date, the total number of issued Shares of the Company is 3,669,765,900 Shares, and none of the Convertible Bonds has been converted into Conversion Shares. Following the Adjustment, the maximum number of Conversion Shares to be issued by the Company upon full conversion of the Convertible Bonds based on the Adjusted Conversion Price will be 925,484,964 Conversion Shares, representing approximately 25.2% of the issued share capital of the Company as at the Latest Practicable Date and approximately 20.1% of the issued share capital of the Company as enlarged by such Conversion Shares. The Conversion Shares will rank pari passu in all respects with the Shares of the Company then in issue on the relevant registration date.
The following table summarises the shareholding structure of the Company as at the Latest Practicable Date:

LETTER FROM THE BOARD

			Assuming that the Convertible		Assuming that the Convertible
			Bonds are fully converted into		Bonds are fully converted into
			Shares at the Previous Conversion		Shares at the Adjusted Conversion
	Existing (as at the Latest		Price		Price
	Practicable Date)
				% of enlarged		% of enlarged
		% of issued		issued share capital		issued share
Name of		share capital		of the Company		capital of the
Shareholder	No. of Shares	of the	No. of Shares		No. of Shares	Company
		Company
Huachen Automotive Group Holdings Co., Ltd.	1,446,121,500	39.4%	1,446,121,500	32.8%	1,446,121,500	31.5%
Public Shareholders	2,223,644,400	60.6%	2,223,644,400	50.5%	2,223,644,400	48.4%
Bondholders	—	—%	733,674,599	16.7%	925,484,964	20.1%

Total	3,669,765,900	100.0%	4,403,440,499	100.0%	4,595,250,864	100.0%

GENERAL
The Group is principally engaged in the manufacturing and sales of minibuses, sedans and automotive components in the PRC.
The 733,674,599 Conversion Shares issuable by the Company upon full conversion of the Convertible Bonds based on the Previous Conversion Price will be issued and allotted pursuant to the 2005 General Mandate. Following the Adjustment, the number of Conversion Shares issuable by the Company upon full conversion of the Convertible Bonds will increase by the number of the Additional Conversion Shares. Such Additional Conversion Shares will in all respects rank pari passu with the Shares of the Company then in issue on the relevant registration date.
As mentioned in the circular of the Company dated 12 May 2006, it was the Company’s intention when the Convertible Bonds were issued in 2006 that the Company would either issue the Additional Conversion Shares under a new general mandate granted by the Shareholders or the Cash Settlement Option will be exercised in respect of the Additional Conversion Shares. Having considered the recent development of the Company, the Directors are of the view that: (a) the exercise of the Cash Settlement Option will not be in the interest of the Company as it may affect the Group’s cash flow position; and (b) it will be in the interest of the Company to reserve the general mandate for other development opportunities. Therefore, the Directors propose to issue and allot the Additional Conversion Shares pursuant to a specific mandate to be granted by the Shareholders at the SGM.

LETTER FROM THE BOARD
SPECIAL GENERAL MEETING
The notice convening the SGM, at which an ordinary resolution will be proposed to approve the issuance of Additional Conversion Shares pursuant to the exercise of the Conversion Rights following the Adjustment is set out on pages 8 to 10 of this circular. A form of proxy for use at the SGM is enclosed.
Whether or not you are able to attend the SGM, you are requested to complete the enclosed form of proxy in accordance with the instructions printed on it and deposit it at the office of the branch registrar of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited, at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible and in any event so as to arrive not less than 48 hours before the time appointed for holding the SGM or any adjourned meeting. Completion and return of a form of proxy will not preclude you from attending and voting in person at the SGM or any adjourned meeting, if you so desire.
Pursuant to bye-law 70 of the Bye-Laws of the Company, a resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is required under the Listing Rules or demanded (before or at the declaration of the results of the show of hands in respect of the relevant resolution or on the withdrawal of any other demand for a poll):
(a)	by the chairman of the meeting; or

(b)	by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to attend and vote at the meeting; or

(d)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares having that right.
Pursuant to Rule 13.39(3) of the Listing Rules, if the chairman of the meeting and/or the Directors individually or collectively hold proxies in respect of shares holding 5% or more of the total voting rights at a particular meeting, and if on a show of hands a meeting votes in the opposite manner to that instructed in those proxies, the chairman and/or the Directors and the chairman holding proxies as aforesaid collectively shall demand a poll; provided that if it is apparent from the total proxies held that a vote taken on a poll will not reverse the vote taken on a show of hands (because the votes represented by those proxies exceed 50%, 75% or any other relevant percentage, as the case may be, of the total issued shares entitled to vote on the resolution in questions), then the Directors and/or the chairman shall not be required

LETTER FROM THE BOARD
to demand a poll.

Yours faithfully, By order of the Board Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman
     The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

NOTICE OF SPECIAL GENERAL MEETING
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
NOTICE OF SPECIAL GENERAL MEETING
NOTICE IS HEREBY GIVEN that a special general meeting of Brilliance China Automotive Holdings Limited (the “Company”) will be held at Victoria Room I, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Monday, 21 April 2008 at 4:00 p.m. for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an ordinary resolution:
ORDINARY RESOLUTION
“THAT the directors of the Company be and are hereby granted a specific mandate to issue, allot and deal with the Additional Conversion Shares pursuant to any exercise of the conversion rights attaching to the Convertible Bonds in accordance with the terms of the Convertible Bonds; and for the purpose of this resolution:
“2005 General Mandate” means the general mandate granted by the shareholders of the Company to the directors of the Company with respect to the issuance of not more than 733,678,180 Shares in the annual general meeting of the Company held on 24 June 2005;
“Additional Conversion Shares” means the Conversion Shares of up to 191,810,365 Shares issuable by the Company upon conversion of the Convertible Bonds following the Adjustment in addition to the Approved Conversion Shares;
“Adjustment” means the adjustment of the conversion price of the Convertible Bonds from the Previous Conversion Price to HK$1.53 with effect from 10 March 2008 pursuant to the terms of the Convertible Bonds;
“Approved Conversion Shares” means the Conversion Shares of up to 733,674,599 Shares, representing the number of Conversion Shares issuable upon full conversion of the Convertible Bonds based on the Previous Conversion Price, issuable by the Company pursuant to the 2005 General Mandate;
“Conversion Shares” means Shares to be allotted and issued by the Company upon conversion of the Convertible Bonds;

“Convertible Bonds” means the zero coupon guaranteed convertible bonds due 2011 in an aggregate principal amount of US$182,678,000 issued by Brilliance China Finance Limited (formerly known as Goldcosmos Investments Limited and a wholly-owned subsidiary of the Company) on 7 June 2006;
“Previous Conversion Price” means HK$1.93 per Share; and
“Shares” means ordinary shares in the capital of the Company.”

By order of the board Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman
20 March 2008
Registered office:
Canon’s Court
22 Victoria Street
Hamilton HM12
Bermuda
Head office and principal place of business:
Suites 1602-05
Chater House
8 Connaught Road Central
Hong Kong
Notes:-
1.	A shareholder entitled to attend and vote at the above meeting may appoint one or more than one proxies to attend and to vote on a poll in his stead. On a poll, votes may be given either personally (or in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy. A proxy need not be a shareholder of the Company.

2.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, then one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

3.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

4.	Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting if shareholders so wish.

5.	The Hong Kong branch register of members of the Company will be closed from Thursday, 17 April 2008 to Monday, 21 April 2008, both days inclusive, during which period no transfer of shares will be registered. Only shareholders of the Company whose names appear on the register of members of the Company on 21

April 2008 or their proxies are entitled to attend the above meeting. To entitle the relevant shareholders to attend the meeting, all properly completed transfer documents, accompanied by the relevant share certificates, must be lodged with the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4:30 p.m. on Wednesday, 16 April 2008.

6.	Pursuant to bye-law 70 of the Bye-Laws of the Company, a resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is required under the Listing Rules or demanded (before or at the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll):
(a)	by the chairman of the meeting; or

(b)	by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to attend and vote at the meeting; or

(d)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares having that right.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
Proxy form for use at the Special General Meeting or any adjournment thereof
I/We                                                              of                                                             being holder(s) of                          2 shares of US$0.01 each in the capital of Brilliance China Automotive Holdings Limited (the “Company”), HEREBY APPOINT the Chairman of the meeting3 or                                                             of                                                              as my/our proxy to act for me/us at the Special General Meeting of the Company, to be held at Victoria Room I, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Monday, April 21 2008 at 4:00 p.m. or any adjournment thereof, and in particular (but without limitation) at such meeting (or any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions set out in the notice convening the said meeting as indicated below, or, if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTIONS	For[4]	Against[4]

To authorise the directors of the Company to issue, allot and deal with the Additional Conversion Shares pursuant to any exercise of the conversion rights attaching to the Convertible Bonds in accordance with the terms of the Convertible Bonds, and for the purpose of this resolution:

“2005 General Mandate” means the general mandate granted by the shareholders of the Company to the directors of the Company with respect to the issuance of not more than 733,678,180 Shares in the annual general meeting of the Company held on 24 June 2005;

“Additional Conversion Shares” means the Conversion Shares of up to 191,810,365 Shares issuable by the Company upon conversion of the Convertible Bonds following the Adjustment in addition to the Approved Conversion Shares;

“Adjustment” means the adjustment of the conversion price of the Convertible Bonds from the Previous Conversion Price to HK$1.53 with effect from 10 March 2008 pursuant to the terms of the Convertible Bonds;

“Approved Conversion Shares” means the Conversion Shares of up to 733,674,599 Shares, representing the number of Conversion Shares issuable upon full conversion of the Convertible Bonds based on the Previous Conversion Price issuable by the Company pursuant to the 2005 General Mandate;

“Conversion Shares” means Shares to be allotted and issued by the Company upon conversion of the Convertible Bonds;

“Convertible Bonds” means the zero coupon guaranteed convertible bonds due 2011 in an aggregate principal amount of US$182,678,000 issued by Brilliance China Finance Limited (formerly known as Goldcosmos Investments Limited, a wholly-owned subsidiary of the Company) on 7 June 2006;

“Previous Conversion Price” means HK$1.93 per Share; and

“Shares” means ordinary shares of par value US$0.01 each in the capital of the Company.

Signature[5]	Dated

Notes:
1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all those shares in the Company registered in your name(s).

3.	If any proxy other than the Chairman of the meeting is preferred, strike out the words “the Chairman of the meeting” and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK (H) IN THE BOX MARKED “FOR” THE RELEVANT RESOLUTION. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK (H) IN THE BOX MARKED “AGAINST” THE RELEVANT RESOLUTION. Failure to tick either box will entitle your proxy to cast your vote at his discretion. On a poll, your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than that referred to in the notice convening the meeting except that persons appointed by a clearing house as a proxy will be able to vote on a show of hands and on poll.

5.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney or other person duly authorised.

6.	In order to be valid, this form of proxy duly completed and signed in accordance with the instructions printed hereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1806–1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

7.	In case of joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

8.	The proxy need not be a member of the Company but must attend the meeting in person to represent you.

9.	Completion and deposit of this form of proxy will not preclude you from attending and voting at the meeting in person if you so wish.

10.	Pursuant to bye-law 70 of the Bye-Laws of the Company, a poll may be declared in relation to any resolution put to the vote of the meeting before or at the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll:
(a)	by the Chairman of the meeting; or

(b)	by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(d)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in aggregate equal to not less than one-tenth of the total sum paid up on all the shares having that right.

*	for identification purposes only